                                UNITED STATES                           OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION         --------------------------
                            Washington, D.C. 20549               OMB Number: 3235-0145
                                                                 Expires: December 31, 1997
                                 SCHEDULE 13D                    Estimated average burden
                                                                 hours per response   14.90
                 Under the Securities Exchange Act of 1934       --------------------------
                            (Amendment No.    1     )*
                                          ---------

                            Encore Computer Company
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   29255510-9
           --------------------------------------------------------
                                 (CUSIP Number)

                                Kenneth A. Weiss
                              McGlinchey Stafford
                  A Professional Limited Liability Company
                              643 Magazine Street
                       New Orleans, Louisiana 70130-3477
                                (504) 586-1200
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 12, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benenficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 29255510-9
          ----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person
     Paul S. Rosenblum
     ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF;AF
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Louisiana, U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           2,729,900
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               ---
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           2,729,900
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               ---
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,729,900
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.05%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDE OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D, dated August 13, 1997, filed by Paul S. Rosenblum, relating to the shares of Common Stock, $.01 par value (the "Shares"), of Encore Computer Corporation, a Delaware corporation (the "Issuer").


ITEM 4.  PURPOSE OF TRANSACTION

     On or about November 12, 1997, Mr. Rosenblum may be deemed to have become a member of a group within the meaning of Rule 13d-5(b)(1) formed for the purposes of opposing the Issuer's proposed sale of the assets of its storage products division to Sun Microsystems, Inc. and/or Sun Microsystems International, B.V. for $185 million, and the Issuer's proposed agreement with Gould Electronics Inc., pursuant to which Gould's preferred shares in the Company will be redeemed at a cost of $60 million to the Issuer. The group intends to vigorously oppose the two transactions, and intends to vote all of its Shares against the transactions, and to persuade other shareholders to vote against the transactions. The group may also take legal action to enjoin the transactions, and/or to recover damages, or to enable the Issuer to recover damages, from those persons responsible for the transactions. Reference is made to Item 4 of the Statement on Schedule 13D (the "Group Schedule 13D"), dated November 14, 1997, filed by Messrs. Robert
E. Collins, Martin Helfgott, Hugh J. Kiley, Jr., Paul S. Rosenblum, Ronald M. Stewart, M.D. and Louis J. Williams, which is incorporated herein and made a part hereof.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of October 31, 1997, the Issuer had 67,346,291 Shares outstanding, of which the 2,729,900 Shares beneficially owned by Mr. Rosenblum constituted approximately 4.05 percent of such outstanding shares. In the aggregate, the members of the group described in Item 4 benenficially owned, as of October 31, 1997, a total of 4,301,631 Shares, constituting a total of 6.4 percent of the outstanding Shares. Reference is made to Item 5 of the Group Schedule 13D, which is incorporated herein and made a part hereof.

     (b)-(d)    ***

     (e) Mr. Rosenblum ceasesd to be the beneficial owner (other than in his capacity as a member of the group described in Item 4) of more than five percent of the Shares on or about October 30, 1997, when Gould Electronics, Inc. converted its Class A and Class B preferred stock into Shares, increasing the Issuer's Shares outstanding to 67,346,291.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the plans or proposals described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof and any other person with respect to any securities of the Company including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       November 14, 1997
                                       ----------------------------------------
                                       (Date

                                       /s/ Paul S. Rosenblum
                                       ----------------------------------------
                                       (Signature)

                                       Paul S. Rosenblum
                                       ----------------------------------------
                                       (Name/Title)